1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 27, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2012 FIRST QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors (the "Directors"), supervisors and senior management of Aluminum Corporation of China Limited* (the "Company") guarantee that this report contains no false representation, misleading statement or material omission. All of them jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2	All the Directors of the Company attended the Board meeting.

1.3	The financial report of the Company in this first quarterly report has not been audited.

1.4	Name of Person-in-charge of the Company	Xiong Weiping
	Name of Person-in-charge of Accounting	Liu Caiming
	Name of Head of the Accounting Department	Lu Dongliang

Xiong Weiping, Person-in-charge of the Company, Liu Caiming, Person-in-charge of accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal accounting data and financial indicators

Currency: RMB

			Change from
	The end of the	The end of the	the end of
	reporting period	previous year	the previous year
			(%)

Total assets (Thousand RMB)	167,623,008.00	157,134,157.00	6.68
Owner's equity
(or shareholders' equity)
(Thousand RMB)	50,790,874.00	51,853,354.00	-2.05
Net assets per share attributable to
shareholders of the listed Company
(RMB per share)	3.76	3.83	-1.83

	From the beginning
	of the year
	to the end of	Change from
	the reporting	the same period
	period	last year
		(%)

Net cash flow from operating activities
(Thousand RMB)	-2,030,495.00	N/A
Net cash flow per share generated from
operating activities (RMB per share)	-0.15	N/A

		From the beginning
		of the year to	Change from
	The reporting	the end of the	the same period
	period	reporting period	last year
			(%)

Net profit attributable to shareholders
of the Company (Thousand RMB)	-1,088,439.00	-1,088,439.00	N/A
Basic earnings per share
(RMB per share)	-0.08	-0.08	N/A
Basic profit per share after
extraordinary gains and losses
(RMB per share)	-0.085	-0.085	N/A
Diluted earnings per share
(RMB per share)	-0.08	-0.08	N/A
Return on net assets
(weighted average) (%)	-2.14	-2.14	N/A
Return on net assets after
extraordinary gains and losses
(weighted average) (%)	-2.27	-2.27	N/A

Deducting the gains and losses arising from extraordinary items and amount:

Unit: '000 Currency: RMB

Items	Amount

Gains and losses from disposal of non-current assets	-1,606
Government subsidies included in the gains and losses
for the period (excluding government subsidies closely
related to the ordinary business of the Company and
are granted on an ongoing basis under
the state's policies according to
certain standard amount or quantity)	55,669
Except for the hedging business that is related to the
ordinary business of the Company, the fair value gains
or losses arising from held-for-trading financial assets
and liabilities and investment income from disposing
held-for-trading financial assets and liabilities and
available-for-sale financial assets	19,396
Written back of the provision for impairment of
accounts receivable that is individually tested
for impairment	2,491
Other non-operating income and expenses other
than above items	4,453
Income tax effect	-15,664
Minority interests effect (after tax)	-2,044

Total	62,695

2.2	Total number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders as at the end of the reporting period	547,753

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares
	not subject
	to trading
	moratorium held
	as at the end
Name of shareholders (in full)	of the period	Class

Aluminum Corporation of China	5,214,407,195	RMB denominated ordinary shares
HKSCC Nominees Limited	3,924,853,900	Overseas listed foreign shares
China Cinda Assets Management Corporation	800,759,074	RMB denominated ordinary shares
China Construction Bank Corporation Limited	660,085,357	RMB denominated ordinary shares
Guokai Financial Limited Company	425,168,145	RMB denominated ordinary shares
Baotou Aluminum (Group) Co., Ltd.	349,869,795	RMB denominated ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated ordinary shares
Guizhou Provincial Materials Development and Investment Corporation	66,549,065	RMB denominated ordinary shares
Guangxi Investment Group Co., Ltd.	41,372,956	RMB denominated ordinary shares
ICBC - Shanghai 50 ETF Index Securities Investment Fund	27,944,103	RMB denominated ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.

Business tax and surcharges decreased by 38%, mainly attributable to the decrease in gross profit as a result of the decrease in the selling price of the Group's products as well as the surge of prices of raw materials and electricity power.

2.

Financial expenses increased by 57%, mainly attributable to the increase in the size of interest-bearing liabilities of the Group as compared with last year, coupled with the increase in interest expenses following several upward adjustments to the interest rate by the State.

3.	Loss on asset impairment decreased by 951%, mainly attributable to the reversal of loss from bad debts.

4.	Loss on fair value changes increased by 1000%, mainly attributable to the decrease in gains on fair value changes arising from futures contracts held by the Group.

5.	Non-operating income increased by 301%, mainly attributable to the increase in the government subsidies received by the Group.

6.	Income tax expenses decreased by 294%, mainly attributable to the decrease in the total profit of the Group for the period.

7.

Net profit decreased by 365%, mainly attributable to the decrease in gross profit following the decrease in the selling price of the Group's products, the upward adjustment of national tariff as well as the surge of the prices of raw materials, along with simultaneous increase in the size of interest-bearing liabilities as compared with the same period last year, and the increase in interest expenses following several upward adjustments to the interest rate by the State.

8.	Cash and cash equivalents increased by 39%, mainly attributable to the increase in the amount of funding when the Group took project investment into account.

9.	Held-for-trading financial assets increased by 92%, mainly attributable to the increase in floating gains from outstanding foreign currency forward contracts of the Group as at the end of the period.

10.	Bills receivable decreased by 33%, mainly attributable to the increase in endorsement and settlement of bills which served the purpose of optimum utilization of funding of the Group.

11.	Accounts receivable increased by 70%, mainly attributable to the increase in unsettled amount of sales given a tightened monetary market.

12.	Prepayments increased by 46%, mainly attributable to the increase in prepayments for procurement by the Group with a view to securing a stable market supply and expanding its business.

13.	Construction materials increased by 34%, mainly attributable to the increase in purchases of building materials needed for infrastructure projects of the Group.

14.

Held-for-trading financial liabilities increased by 207%, mainly attributable to the increase in floating loss from outstanding foreign currency forward contracts of the Group as at the end of the period.

15.	Bills payable increased by 36%, mainly attributable to a moderate increase in the ways of bills settlement during purchases, as part of the Group's efforts in reducing fund appropriation.

16.	Interest payable increased by 70%, mainly attributable to the increase in both the size and interest rate of fund raising.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

Progress of the Simandou Project in Guinea

The Company entered into a joint development agreement with Rio Tinto on 29 July 2010 for the development of the Simandou Iron Ore Project. On 22 April 2011, Rio Tinto and the Government of Guinea signed a settlement agreement. The Company entered into a Side Letter to the joint development agreement with Rio Tinto on 25 October 2011 and held a founding ceremony of the Chinese consortium on 28 November 2011. On 13 March 2012, the National Development and Reform Commission approved the investment of the Chinese consortium in the Simandou Iron Ore Project in Guinea. On 23 March 2012, the Ministry of Commerce issued an approval approving the investment of the Chinese consortium in the project. On 17 April 2012, approval and regulatory procedures of administrations of foreign exchange relating to the necessary financial guarantee to be provided by the Company for its wholly-owned subsidiary Chalco Hong Kong Limited to invest in the project had been completed. On 23 April 2012, Chalco Iron Mine Company Limited () (i.e. the Chinese consortium, hereafter as Chalco Iron Mine) paid US$1.35 billion to SIMFER JERSEY LIMITED., the joint venture established by the Chalco Iron Mine and Rio Tinto. As a result, Chalco Iron Mine has officially become the shareholder of the joint venture by the way of increasing its shareholding and is granted 47% of its equity interests. The joint venture has 95% of the interest of the project.

Non-Public Offering of A Shares

On 5 April 2012, the Company received a notice from Aluminum Corporation of China ("Chinalco"), its controlling shareholder, that Chinalco received from the State-owned Assets Supervision and Administration Commission of the State Council the "Approval Concerning the Non-public Issue of Shares by Aluminum Corporation of China Limited" (Guo Zi Chan Quan [2012] No. 151) on 5 April 2012 . The document approved the administrative matters of state-owned equity interest in respect of the non-public issue of shares of the Company and approved the proposed non-public issue of not more than 1.25 billion A shares of the Company.

Takeover offer to Acquire Equity Interest in SouthGobi

The Company had entered into the Cooperation Agreement, Consultancy Agreement and the Lock-up Agreement with SouthGobi Resources Ltd. (hereafter "SouthGobi"), nine senior executives and officers as well as Ivanhoe Mining Ltd., respectively, on 27 March 2012 and 1 April 2012. Pursuant to those agreements, the Company will invest not more than US$1.0 billion to offer to acquire up to sixty percent (60%), but not less than fifty six percent (56%) of the issued and outstanding common shares of SouthGobi. The takeover offer has not yet commenced and is still subject to consideration and approval at the general meeting of the Company. For details, please refer to the Announcement on A Takeover Offer to Acquire Up to 60% of the Common Shares of SouthGobi Resources Ltd. published by the Company on 5 April 2012, the Announcement on Aware of the Announcement of the Mineral Resources Authority of Mongolia to Request Suspension of Exploration and Mining Activity on Certain Licenses of SouthGobi published on 17 April 2012 and the Announcement on the SouthGobi Project published on 26 April 2012.

Acquisition of Shares in Winsway Coking Coal

It was approved at the 26th meeting of the fourth session of the Board of the Company, the Company entered into the Share Sale and Purchase Agreement with Winsway Resources and Mr. Wang, pursuant to which, the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 shares legally and beneficially held by Winsway Resources in Winsway Coking Coal Holdings Limited, representing 29.9% of the issued share capital of Winsway, at a total cash consideration of HK$2,391,755,189.20. The acquisition has not been implemented and is still subject to the consideration and approval at the general meeting of the Company. For details, please refer to the Announcement on Proposed Acquisition of 29.9% Interest in Winsway Coking Coal Holdings Limited published by the Company on 24 April 2012.

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

During the A share issue of the Company in 2007, Chinalco undertook that Chinalco would arrange to dispose of its aluminum fabrication business, or the Company would acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

In 2008, the Company successfully bid for the five aluminum fabrication enterprises under the control of Chinalco in an open tender process through the equity exchange. Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being. When conditions become mature, both Chinalco and the Company will continue to duly complete the matters undertaken within the time limit.

On 22 August 2011, the Company issued a letter of undertaking of Aluminum Corporation of China Limited* to resolve the horizontal competition with Jiaozuo Wanfang Aluminum Company Limited in the aluminum business (), pursuant to which it undertook to make its best endeavors to eliminate by proper means the competition in aluminum business with Jiaozuo Wanfang within five years.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

As the aluminum price continued to linger at low levels while the prices of raw materials stayed high, the Company is expected to record loss for the period from the beginning of the year to the end of the next reporting period. Relevant details will be disclosed in the interim report of the Company for 2012.

3.5	Implementation of cash dividend policy during the reporting period

The terms for the distribution of cash dividend were prescribed in the Articles of Association of the Company.

No final dividend was distributed during the reporting period.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping

27 April 2012

4	APPENDICES

4.1	Unaudited Consolidated Balance Sheet
As at 31 March 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand, RMB Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	16,176,797	11,644,741
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	11,155	5,807
Bills receivable	2,781,643	4,136,568
Accounts receivable	2,537,402	1,495,197
Prepayments	5,892,775	4,034,410
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable
Dividends receivable
Other receivables	1,426,461	1,192,335
Purchases of resold financial assets
Inventories	27,316,542	24,124,379
Non-current assets due within one year	28,000	29,200
Other current assets	3,745,322	3,307,071

Total current assets	59,916,097	49,969,708

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	4,054,871	3,994,693
Investment properties
Fixed assets	76,365,417	77,579,384
Construction in progress	17,542,389	16,047,880
Construction materials	197,910	148,109
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	4,347,592	4,344,347
Development expenses
Goodwill	2,362,735	2,362,735
Long-term deferred expenditures	338,864	330,081
Deferred income tax assets	1,811,812	1,517,339
Other non-current assets	685,321	839,881
Total non-current assets	107,706,911	107,164,449

Total assets	167,623,008	157,134,157

Current liabilities:
Short-term borrowings	39,422,719	32,322,794
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	7,011	2,280
Bills payable	2,567,000	1,889,875
Accounts payable	7,381,357	6,511,435
Payments received in advance	1,185,331	1,138,393
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	551,646	466,750
Taxes payable	318,246	371,949
Interest payable	618,885	363,995
Dividends payable	89,717	89,717
Other payables	4,359,636	4,756,993
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	3,588,504	4,193,854
Other current liabilities	10,376,557	10,252,363

Total current liabilities	70,466,609	62,360,398

Non-current liabilities:
Long-term borrowings	20,911,245	19,265,979
Debentures payable	18,702,876	16,702,547
Long-term payables	8,330	8,330
Special payables	148,532	148,532
Projected liabilities
Deferred income tax liabilities	4,354	4,456
Other non-current liabilities	359,695	489,229
Total non-current liabilities	40,135,032	36,619,073

Total liabilities	110,601,641	98,979,471

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,792,505	13,792,505
Less: Treasury stock
Special reserve	110,075	90,780
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	17,525,719	18,614,158
Foreign currency translation differences	-29,470	-36,134
Total owner's equity attributable to
the parent company	50,790,874	51,853,354
Minority interests	6,230,493	6,301,332
Total owner's equity	57,021,367	58,154,686

Total liabilities and owner's equity	167,623,008	157,134,157

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Balance Sheet of the Parent Company
As at 31 March 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	8,403,482	4,081,999
Held-for-trading financial assets	0	2,461
Bills receivable	1,584,422	2,232,624
Accounts receivable	1,953,533	1,495,393
Prepayments	1,607,853	1,123,346
Interest receivable
Dividends receivable	127,374	127,374
Other receivables	3,481,696	2,744,111
Inventories	14,005,387	13,265,158
Non-current assets due within one year	28,000	28,000
Other current assets	1,285,074	1,050,000

Total current assets	32,476,821	26,150,466

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	18,182,274	18,061,063
Investment properties
Fixed assets	47,933,242	48,858,231
Construction in progress	11,878,594	11,041,779
Construction materials	70,717	80,759
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,065,120	2,066,653
Development expenses
Goodwill	2,330,946	2,330,945
Long-term deferred expenditures	200,018	197,528
Deferred income tax assets	1,392,635	1,121,711
Other non-current assets	650,430	450,430
Total non-current assets	84,703,976	84,209,099

Total assets	117,180,797	110,359,565

Current liabilities:
Short-term borrowings	18,658,000	14,960,000
Held-for-trading financial liabilities
Bills payable
Accounts payable	2,949,827	2,815,546
Payments received in advance	310,583	253,605
Staff remuneration payables	375,349	302,977
Taxes payable	178,918	179,563
Interests payable	520,684	288,625
Dividends payable
Other payables	2,649,628	2,945,913
Non-current liabilities due within one year	842,755	842,755
Other current liabilities	10,374,771	10,250,577

Total current liabilities	36,860,515	32,839,561

Non-current liabilities:
Long-term borrowings	12,041,101	10,051,501
Debentures payable	17,906,765	15,906,853
Long-term payables	8,330	8,330
Special payables	139,530	139,530
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	255,824	358,179
Total non-current liabilities	30,351,550	26,464,393

Total liabilities	67,212,065	59,303,954

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,294,274	14,294,274
Less: Treasury stock
Special reserve	48,526	42,586
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	16,233,887	17,326,706

Total owner's equity
(or shareholder's equity)	49,968,732	51,055,611

Total liabilities and owners' equity
(or shareholder's equity)	117,180,797	110,359,565

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.2	Consolidated income statement (unaudited)
January to March 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

1.	Total operating revenue	33,589,657	28,233,536
Including:	Operating revenue	33,589,657	28,233,536
Interest income
Premiums earned
Handling charges
and commission
income

2.	Total cost of operations	35,187,086	27,817,027
Including:	Operating cost	32,997,696	26,107,613
	Interest expenses
	Handling charges
	and commission
	expenses
	Returned premium
	Net expenditure
	for compensation
	payments
	Net provision for
	insurance deposits
	Policyholder dividend
	expenses
	Reinsurance costs
	Business tax and
	surcharges	47,485	76,155
	Selling expenses	446,125	373,797
	Administrative
	expenses	622,358	574,009
	Finance expenses	1,075,913	685,690
	Loss on assets
	impairment	-2,491	-237
Add:	Gains on
	fair value changes
	(loss stated with "-")	-5,058	-460
	Investment income
	(loss stated with "-")	130,168	152,307
Including:	Investment income
	from associated
	companies and
	joint ventures	97,518	133,063
	Foreign currency
	exchange gains
	(loss stated with "-")

3.	Operating profit
	(loss stated with "-")	-1,472,319	568,356
Add:	Non-operating income	68,956	17,215
Less:	Non-operating
	expenses	10,440	17,576
Including:	Loss from disposal
	of non-current assets		322

4.	Total profit (total loss
	stated with "-")	-1,413,803	567,995
Less:	Income tax expenses	-252,717	130,195

5.	Net profit (net loss
	stated with "-")	-1,161,086	437,800
	Net profit attributable to owners
	of the parent company	-1,088,439	331,174
	Minority interests	-72,647	106,626

6.	Earnings per share:
	(i) Basic earnings per share	-0.08	0.02
	(ii) Diluted earnings per share	-0.08	0.02

7.	Other comprehensive income	6,664	-6,268

8.	Total comprehensive income	-1,154,422	431,532
	Total comprehensive income
	attributable to owners of
	the Parent Company	-1,081,775	324,906
	Total comprehensive
	income attributable to
	minority shareholders	-72,647	106,626

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Income Statement of the Parent Company
January to March 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

1.	Operating revenue	11,644,680	11,162,176
Less:	Operating costs	11,779,910	10,023,426
	Business tax
	and surcharges	30,485	54,532
	Selling expenses	257,492	217,046
	Administrative
	expenses	369,806	355,846
	Finance expenses	629,370	375,522
	Loss on
	assets impairment	-2,490	-255
Add:	Gains on
	fair value changes
	(loss stated with "-")	-2,461	4,881
	Investment income
	(loss stated with "-")	41,023	60,091
Including:	Investment income
	from associated
	companies and
	joint ventures	2,100	54,071

2.	Operating profit
	(loss stated with "-")	-1,381,331	201,031
Add:	Non-operating income	27,304	3,172
Less:	Non-operating
	expenses	9,720	2,827
Including:	Net loss from disposal
	of non-current assets	4,381	183

3.	Total profit
	(total loss stated with "-")	-1,363,747	201,376
Less:	Income tax expenses	-270,925	43,320

4.	Net profit
	(net loss stated with "-")	-1,092,822	158,056

5.	Earnings per share:
	(i) Basic earnings per share
	(ii) Diluted earnings per share

6.	Other comprehensive income

7.	Total comprehensive income	-1,092,822	158,056

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January to March 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	41,509,164	34,692,115
	Net increase in deposits from
	customers and placements from banks
	and other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums
	of original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest,
	handling charges and commissions
	Net increase in capital due to
	banks and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	6,133	126,399
	Other cash received relating
	to operating activities	106,973	87,595
	Sub-total of cash inflow
	from operating activities	41,622,270	34,906,109
	Cash paid for purchase of
	goods and receipt of services	40,177,772	32,907,239
	Net increase in loans and advances to customers
	Net increase in placements with central bank
	and other financial institutions
	Cash paid for claims on
	original insurance contracts
	Cash payment for interest, handling
	charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	1,835,916	1,534,848
	Taxes and surcharges paid	943,196	878,031
	Other cash paid relating to operating activities	695,881	864,857
	Sub-total of cash outflow from
	operating activities	43,652,765	36,184,975

	Net cash flow from operating activities	-2,030,495	-1,278,866

2.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	85,540	44,635
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	5,018	35,476
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to
	investment activities	18,776	142,875
	Sub-total of cash inflow from
	investment activities	109,334	222,986
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	2,241,422	2,201,273
	Cash paid for investment	490,000	426,390
	Net increase in pledged loans
	Net cash paid for acquisition of
	subsidiaries and other operating entities
	Other cash paid relating to investment activities	127,728	50,000
	Sub-total of cash outflow from
	investment activities	2,859,150	2,677,663

	Net cash flows from investment activities	-2,749,816	-2,454,677

3.	Cash flow from financing activities:
	Proceeds received from investments
Including:	Proceeds received by subsidiaries
from minority shareholders'
investment
Cash received from borrowings	25,240,588	22,664,687
Cash received from issue of debentures	2,000,000	0
Other cash received relating to
financing activities
Sub-total of cash inflow from
financing activities	27,240,588	22,664,687
Cash paid for repayment	17,131,398	16,937,365
Cash paid for dividend and profit
distribution or interest repayment	804,686	833,385
Including:	Dividend and profit paid
by subsidiaries to
minority shareholders
	Other cash paid relating to financing activities
	Sub-total of cash outflow from
	financing activities	17,936,084	17,770,750

	Net cash flows from financing activities	9,304,504	4,893,937

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	7,863	-15,997

5.	Net increase in cash and cash equivalents	4,532,056	1,144,397
Add:	Balance of cash and
	cash equivalents at
	the beginning of the period	11,644,741	8,982,710

6.	Balance of cash and cash equivalents at
	the end of the period	16,176,797	10,127,107

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Cash Flow Statement of the Parent Company
January to March 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

1.	Cash flow from operating activities:
	Cash received from product sales
	and rendering of services	13,978,147	12,429,961
	Refund of tax and levies received	4,133
	Other cash received relating to
	operating activities	43,432	16,216
	Sub-total of cash inflow from
	operating activities	14,025,712	12,446,177
	Cash paid for purchase of goods and
	receipt of services	12,668,162	10,668,284
	Cash paid to and on behalf of employees	1,125,869	1,122,389
	Taxes and surcharges paid	579,371	593,771
	Other cash paid relating to operating activities	402,664	309,305
	Sub-total of cash outflow from
	operating activities	14,776,066	12,693,749

	Net cash flow from operating activities	-750,354	-247,572

2.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	23,695	56,020
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	15,811	29,732
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to
	investment activities	15,228	63,990
	Sub-total of cash inflow from
	investment activities	54,734	149,742
	Cash paid to acquire fixed assets, intangible
	assets and other long-term assets	999,540	1,490,647
	Cash paid for investment	1,023,110	865,534
	Net cash paid for acquisition of
	subsidiaries and other operating entities
	Other cash paid relating to investment activities	78,183	50,000
	Sub-total of cash outflow from
	investment activities	2,100,833	2,406,181

	Net cash flows from investment activities	-2,046,099	-2,256,439

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	14,508,000	11,715,000
	Cash received from bond issue	2,000,000	0
	Other cash received relating to
	financing activities
	Sub-total of cash inflow from
	financing activities	16,508,000	11,715,000
	Cash paid for repayment	8,820,400	8,140,000
	Cash paid for dividend and profit
	distribution or interest repayment	573,149	460,397
	Other cash paid relating to financing activities		0
	Sub-total of cash outflow from
	financing activities	9,393,549	8,600,397

	Net cash flows from financing activities	7,114,451	3,114,603

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	3,485	1,693

5.	Net increase in cash and cash equivalents	4,321,483	612,285
Add:	Balance of cash and cash
	equivalents at the beginning
	of the period	4,081,999	5,343,707

6.	Balance of cash and cash equivalents at
	the end of the period	8,403,482	5,955,992

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 April 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary